SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30403]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

February 22, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of February 2013. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 19, 2013, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC

20549-8010.

Legg Mason Global Trust Inc. [File No. 811-7418]
Legg Mason Charles Street Trust Inc. [File No. 811-8611]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. The applicants have transferred their assets to corresponding shell series of Legg Mason Global Asset Management Trust and, on April 30, 2012, each made a final distribution to its shareholders based on net asset value. Expenses of approximately $26,463 and $21,223, respectively, incurred in connection with the reorganizations were paid by each applicant.

Filing Date: The applications were filed on February 4, 2013.

Applicants' Address: 100 International Dr., 7th Floor, Baltimore, MD 21202.

Separate Account VA QQ [File No. 811-22556]

Summary: The Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company based on abandonment of registration. The Applicant has no policyholders. Transamerica Financial Life Insurance Company, as the Applicant's depositor, has determined that the Applicant should be deregistered inasmuch as it is not engaged in or intending to engage in any business activities other than those necessary for winding up its affairs.

<u>Filing Date</u>: The application was filed on February 13, 2013.

<u>Applicant's Address</u>: 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary